Exhibit 99.1

OG Retail Holding Co., LLC

Consolidated Financial Statements
For the Three Years in the Period Ended December 31, 2013

OG Retail Holding Co., LLC

Contents

Independent Auditor's Report    3

Financial Statements

Consolidated Balance Sheets    4

Consolidated Statements of Comprehensive Loss    5

Consolidated Statements of Changes in Members’ Equity    6

Consolidated Statements of Cash Flows    7

Notes to Consolidated Financial Statements    8-15

Notes to Consolidated Financial Statements
(Dollars in Thousands)

Independent Auditor's Report

To the Members of
OG Retail Holding Co., LLC
Columbus, Ohio

We have audited the accompanying consolidated financial statements of OG Retail Holding Co., LLC and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive loss, changes in members' equity, and cash flows for the three years in the period ended December 31, 2013, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of OG Retail Holding Co., LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Chicago, Illinois
February 25, 2014

OG Retail Holding Co., LLC

Consolidated Balance Sheets
(Dollars in Thousands)

December 31,	2013	2012
ASSETS
Investment in real estate:
Land	$55,871	$55,871
Buildings, improvements and equipment	68,126	154,436
	123,997	210,307
Less accumulated depreciation	38,760	33,726
	85,237	176,581
Real estate asset held-for-sale	—	14,398
Net Investment in Real Estate	85,237	190,979
Cash and cash equivalents	7,052	4,315
Non-real estate assets associated with property held-for-sale	-	1,147
Tenant accounts receivable, net of allowance for doubtful accounts of $331 and $658, respectively	2,120	2,010
Deferred financing costs, net of accumulated amortization of $310 and $103, respectively	723	930
Deferred leasing costs, net of accumulated amortization of $1,117 and $1,079, respectively	1,332	1,569
Prepaid and other assets	6	—
Total Assets	$96,470	$200,950

LIABILITIES AND MEMBERS' EQUITY
Mortgage note payable	$60,000	$60,000
Mortgage note payable associated with property held-for-sale	—	26,076
Note payable associated with property held-for-sale	—	5,000
Other liabilities associated with property held-for-sale	—	3,083
Accounts payable and accrued expenses	1,221	1,368
Below-market lease intangibles	831	1,336
Security deposits	312	433
Deferred income	390	305

Total Liabilities	62,754	97,601
Members’ Equity
Controlling members' equity	33,621	103,159
Noncontrolling interests	95	190
Total equity	33,716	103,349
Total Liabilities and Members’ Equity	$96,470	$200,950

See accompanying notes to consolidated financial statements.

OG Retail Holding Co., LLC

Consolidated Statements of Comprehensive Loss
(Dollars in Thousands)

For the Years Ended December 31,	2013	2012	2011
Revenues:
Minimum rents	$11,826	$12,381	$13,149
Percentage rents	126	46	22
Tenant reimbursements	6,679	6,969	7,374
Other	712	574	687
Total revenues	19,343	19,970	21,232
Expenses:
Real estate taxes	4,054	3,813	3,814
Property operating expenses	6,140	6,005	6,097
Provision for doubtful accounts	63	—	1,046
Other operating expenses	1,474	1,605	1,579
Impairment loss	86,661	—	—
General and administrative expenses	19	13	21
Depreciation and amortization	5,860	6,156	6,274
Total expenses	104,271	17,592	18,831
Operating (loss) income	(84,928)	2,378	2,401
Interest expense, net	2,925	2,226	1,421
(Loss) income from continuing operations	(87,853)	152	980
Discontinued operations:
Income (loss) from operations	958	1,754	(14)
Loss on sale of property	(2,889)	—	—
Gain on extinguishment of debt	20,171	—	—
Impairment loss	—	(20,475)	(17,246)
Net loss	(69,613)	(18,569)	(16,280)
Allocation to noncontrolling interests	(75)	31	31
Net loss attributable to controlling members	(69,538)	(18,600)	(16,311)
Other comprehensive gain on derivative instruments	—	2	95
Comprehensive loss attributable to controlling members	$(69,538)	$(18,598)	$(16,216)

See accompanying notes to consolidated financial statements.

OG Retail Holding Co., LLC

Consolidated Statements of Changes in Members’ Equity
(Dollars in Thousands)

	Controlling members' equity	Noncontrolling interests	Total Members' Equity
Members’ Equity, December 31, 2010	$158,973	$190	$159,163
Distributions	(3,000)	(31)	(3,031)
Other comprehensive gain on derivative instrument	95	—	95
Net (loss) income	(16,311)	31	(16,280)
Members’ Equity, December 31, 2011	139,757	190	139,947
Distributions	(18,000)	(31)	(18,031)
Other comprehensive gain on derivative instrument	2	—	2
Net (loss) income	(18,600)	31	(18,569)
Members’ Equity, December 31, 2012	103,159	190	103,349
Distributions	—	(20)	(20)
Net loss	(69,538)	(75)	(69,613)
Members’ Equity, December 31, 2013	$33,621	$95	$33,716

See accompanying notes to consolidated financial statements.

OG Retail Holding Co., LLC

Consolidated Statements of Cash Flows
(Dollars in Thousands)

For the Years Ended December 31,	2013	2012	2011
Cash flows from operating activities:
Net loss	$(69,613)	$(18,569)	$(16,280)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for doubtful accounts	88	(67)	1,108
Impairment loss	86,661	20,475	17,246
Gain on extinguishment of debt	(20,171)	—	—
Loss on sale of property	2,889	—	—
Depreciation and amortization	5,860	6,156	7,618
Amortization of deferred financing costs	207	457	328
Amortization of above/below-market lease intangibles, net	(545)	(1,037)	(1,261)
Net advances (to) from affiliates	—	(53)	106
Net changes in operating assets and liabilities:
Tenant accounts receivable	(55)	44	(1,375)
Prepaid and other assets	10	68	(25)
Accounts payable and accrued expenses	(352)	(26)	(60)
Security deposits	(189)	(26)	31
Deferred income	(6)	171	(3)
Net cash provided by operating activities	4,784	7,593	7,433
Cash flows from investing activities:
Additions to investment in real estate	(701)	(4,566)	(3,453)
Proceeds from sale of real estate asset, net of selling costs	12,097	—	—
Additions to deferred leasing costs	(128)	(351)	(682)
Withdrawals from cash in escrow	276	781	1,999
Net cash provided by (used in) investing activities	11,544	(4,136)	(2,136)
Cash flows from financing activities:
Payments of deferred financing costs	—	(1,204)	(306)
Distributions to members	(20)	(18,031)	(3,031)
Proceeds from mortgage note payable	—	60,000	—
Principal payments on mortgage note payable	(13,571)	(45,955)	(2,055)
Net cash used in financing activities	(13,591)	(5,190)	(5,392)
Net increase (decrease) in cash and cash equivalents	2,737	(1,733)	(95)
Cash and cash equivalents, at beginning of year	4,315	6,048	6,143
Cash and cash equivalents, at end of year	$7,052	$4,315	$6,048

See accompanying notes to consolidated financial statements.

OG Retail Holding Co., LLC

Notes to Consolidated Financial Statements
(Dollars in Thousands)
______________________________________________________________________________

1.    Summary of Organization and Significant Accounting Policies

The following is a summary of the organization and significant accounting policies followed in the preparation of these financial statements.

Organization

OG Retail Holding, LLC (the “Company”) was formed in December 2005 for the purpose of operating and holding for long-term investment the real property and improvements located in City of Industry, California known as Puente Hills Mall ("Puente”). The Company owns all of the common member interest within Puente Hills Mall REIT, LLC ("PH REIT"). PH REIT has an ownership group that also includes preferred members (“PM”). The PM are paid a stated dividend rate and for the purposes of these financial statements, are treated as a noncontrolling interest. PH REIT owns Puente Hills Mall, LLC ("Puente LLC"), which directly owns Puente. Puente is a two-level enclosed super-regional mall with approximately 1.1 million square feet (unaudited) of gross leasable area.
During 2006, the Company acquired the real property and improvements located in Tulsa, Oklahoma known as Tulsa Promenade (“Tulsa”), a two-story enclosed regional mall with approximately 926,000 square feet (unaudited) of gross leasable area. As of June 28, 2013, discussed in Note 3 - "Impairment and Disposition Activity - Tulsa Promenade," Tulsa Promenade, LLC sold Tulsa. The Company owns all of the common member interests within Tulsa Promenade REIT, LLC (“Tulsa REIT”). Tulsa REIT has an ownership group that also includes PM. The PM are paid a stated dividend rate and for the purposes of these financial statements, are treated as a noncontrolling interest. Tulsa REIT owns Tulsa Promenade, LLC, which directly owned Tulsa.
The Company is owned by Glimcher Properties Limited Partnership (“GPLP”), which has a 52% membership interest, and OMERS Realty Corporation, which has a 48% membership interest (collectively, the “Members”).

Revenue Recognition

Minimum rents are recognized on an accrual basis over the terms of the related leases on a straight-line basis. Percentage rents, which are based on tenants’ sales as reported to the Company, are recognized once the sales reported by such tenants exceed any applicable breakpoints as specified in the tenants’ leases. Recoveries from tenants for real estate taxes, insurance and other mall operating expenses are recognized as revenues in the period the applicable costs are incurred. Other revenues primarily consist of temporary tenant revenues, which are recognized as earned. Rents received in advance are deferred and recognized in the period earned.

Tenant Accounts Receivable

The allowance for doubtful accounts reflects the Company’s estimate of the amount of the recorded accounts receivable at the balance sheet date that will not be recovered from cash receipts in subsequent periods. The Company’s policy is to record a periodic general provision for doubtful accounts based on a percentage of revenues. The Company also periodically reviews specific tenant balances and determines whether an additional allowance is necessary. In recording such a provision, the Company considers a tenant’s creditworthiness, ability to pay, probability of collection and the retail sector in which the tenant operates. The allowance for doubtful accounts is reviewed and adjusted periodically based upon the Company’s historical experience.

Notes to Consolidated Financial Statements
(Dollars in Thousands)

Investment in Real Estate

Investment in real estate includes assets constructed or purchased at cost. Expenditures for major improvements are capitalized, and expenditures for repairs and maintenance are expensed as incurred. The cost and accumulated depreciation applicable to assets retired or sold are removed from the respective accounts, and gains or losses thereon are included in the results of operations. Interest, real estate taxes and other carrying costs incurred during construction periods are capitalized and amortized on the same basis as the related assets.

Impairment Evaluation

Management evaluates the recoverability of its investment in real estate assets as required by Accounting Standards Codification ("ASC") Topic 360 - “Property, Plant and Equipment.” Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that recoverability of the investment in the asset is not reasonably assured. The Company evaluates the recoverability of its investments in real estate assets to be held and used each quarter. The evaluation considers the undiscounted projected cash flows from the use and eventual disposition of the property in relation to the carrying amount for a particular property. The estimated cash flows used for the impairment analysis and the determination of estimated fair value are based on the Company’s plans for the respective asset(s) and the Company’s views of market and economic conditions. The Company also conducts a detailed evaluation of each property that has a material reduction in occupancy levels and/or net operating income performance. The evaluations consider matters such as current and historical rental rates, occupancies for the respective properties and comparable properties as well as recent sales data for comparable properties in comparable markets. At the conclusion of such evaluation, if management determines that the carrying value is not recoverable, an impairment charge is indicated. The amount of the impairment charge recorded is the difference between the carrying value of the asset and the Company’s estimate of the fair market value of the asset.

Depreciation and Amortization

Depreciation expense is computed using the straight-line method and estimated useful lives for buildings and improvements of a weighted average composite life of 40 years, and three to ten years for equipment. Tenant improvements are amortized using the straight-line method over the terms of each lease. Cash allowances paid for improvements to real estate owned by retailers are capitalized as contract intangibles and amortized over the life of the related operating agreements. Cash allowances paid to tenants that are used for purposes other than improvements to the real estate are amortized as a reduction to minimum rents over the respective initial lease terms. Depreciation ceased on Tulsa during the year ended December 31, 2011 when the property met the criteria as being held-for-sale.

Investment in Real Estate - Held-for-Sale

The Company evaluates the held-for-sale classification of its consolidated real estate assets each quarter. Assets that are classified as held-for-sale are recorded at the lower of their carrying amount or fair value less cost to sell. Management evaluates the fair value less cost to sell each quarter and records impairment charges as required. An asset is generally classified as held-for-sale once management commits to a plan to sell its entire interest in a particular property which results in no continuing involvement in the asset and initiates an active program to market the asset for sale. In instances where the Company may sell either a partial or entire interest in a property and has commenced marketing of the property, the Company evaluates the facts and circumstances of the potential sale to determine the appropriate classification for the reporting period. Based upon management’s evaluation, if it is expected that the sale will be for a partial interest, the asset is classified as held for investment. If during the marketing process it is determined the asset will be sold in its entirety, the period of that determination is the period the asset would be reclassified as held-for-sale. The results of operations for these real estate properties that are classified as held-for-sale are reflected as discontinued operations in all periods reported. During the years ended December 31, 2012 and 2011, Tulsa met the criteria as being held-for-sale and accordingly, is presented as discontinued operations for all periods reported.

Notes to Consolidated Financial Statements
(Dollars in Thousands)

Accounting for Acquisitions

The fair value of the real estate acquired in 2005 and 2006 was allocated to acquired tangible assets, consisting of land, buildings, tenant improvements and equipment, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, and acquired in-place leases, based in each case on their relative fair values.

Accounting for Acquired Intangibles

Intangibles associated with Puente include a liability for acquired below-market leases of $831 and $1,336 at December 31, 2013 and 2012, respectively, which is reflected net of accumulated amortization. The remaining below-market lease intangible is being amortized as an increase to minimum rents on a straight-line basis over the terms of the leases that have a weighted average amortization period remaining of 2.9 years. Net amortization in 2013, 2012, and 2011 resulted in an increase in minimum rents of $505, $796, and $1,037, respectively. Estimated future amortization of the intangibles, as an increase to minimum rents, is as follows:

Year ending December 31,	Amount
2014	$349
2015	220
2016	204
2017	58
Total	$831

Supplemental Disclosure of Interest Payments

Amounts paid for interest were $2,700, $1,886, and $1,342 in 2013, 2012, and 2011, respectively.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, all highly liquid investments purchased with original maturities of three months or less when purchased are considered to be cash equivalents. At December 31, 2013 and 2012, cash and cash equivalents primarily consisted of cash on hand at financial institutions.

Restricted Cash

Restricted cash consists primarily of cash held for property reserves for maintenance and expansion or leasehold improvements as required by the mortgage loan agreements described in Note 4 – “Mortgage Notes Payable.”

Deferred Financing Costs

Costs incurred in obtaining financing are deferred and amortized to interest expense over the initial term of the mortgage note using the straight-line method, which approximates the effective interest method.

Deferred Leasing Costs

Costs incurred in obtaining leases are deferred and amortized over the respective initial lease terms using the straight-line method. The costs are capitalized upon the execution of the lease and the amortization period begins the earlier of the store opening date or the date the tenant’s lease obligation begins.

Notes to Consolidated Financial Statements
(Dollars in Thousands)

Derivative Instruments and Hedging Activities

The Company accounts for derivative instruments and hedging activities in accordance with ASC Topic 815 - “Derivatives and Hedging.” The objective of the guidance is to provide users of financial statements with an enhanced understanding of: a) how and why an entity uses derivative instruments; b) how derivative instruments and related hedged items are accounted for under this guidance; and c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. It also requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The change in fair value of derivative instruments that do not qualify for hedge accounting is recognized in earnings. During the years ended December 31, 2012 and 2011, the Company recognized gains of $2 and $95, respectively, to adjust the carrying amount of the interest rate swap to fair value. At December 31, 2013 and 2012, the Company had no derivatives outstanding.

Advertising Costs

The Company promotes the properties on behalf of its tenants through various media. Advertising is expensed as incurred and the majority of the advertising expense is recovered from the tenants through lease obligations. Advertising expense was $113, $127, and $156 for the years ended December 31, 2013, 2012, and 2011, respectively.

Income Taxes

The Company is not a federal tax-paying entity. Instead, the Company’s members are liable for federal taxes relating to the Company’s operations. Accordingly, no liability or provision for federal income taxes has been reflected in these financial statements. State and local taxes are insignificant.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Interest Expense, net

Interest expense, net consists of the following:

For the Years Ended December 31,	2013	2012	2011

Interest costs	$2,719	$2,032	$1,372
Amortization of financing costs	207	230	89
Total interest expense	2,926	2,262	1,461
Interest income	(1)	(4)	(8)
Capitalized interest	-	(32)	(32)
Interest expense, net	$2,925	$2,226	$1,421

Notes to Consolidated Financial Statements
(Dollars in Thousands)

Comprehensive Income

ASC Topic 220 – “Comprehensive Income,” establishes guidelines for the reporting and display of comprehensive income and its components in financial statements.  Comprehensive income includes net income or loss and unrealized gains and losses from fair value adjustments on certain derivative instruments, net of allocations to noncontrolling interests.

Subsequent Events

The Company evaluated subsequent events through February 25, 2014, the date the financial statements were issued. No material subsequent events have occurred since December 31, 2013 that require recognition or disclosure in these financial statements.

2.    Impairment- Puente Hills Mall

During the year ended December 31, 2013, based upon management’s estimated future use of Puente, the anticipated holding period was shortened, and in accordance with ASC Topic 360 – “Property, Plant and Equipment,” the Company reduced the carrying value of Puente to its net realizable value and recorded an $86,661 impairment loss. The Company primarily valued Puente using an independent appraisal.

3.    Impairment and Disposition Activity - Tulsa Promenade

During March 2011, the Company executed a modification agreement for the loan for Tulsa (the “Tulsa Loan”) that extended the maturity date to April 14, 2011. The loan modification decreased the interest rate to the greater of 5.25% or LIBOR plus 4.25%. During April 2011, the Company executed an additional modification agreement for the Tulsa Loan that extended the maturity date to September 14, 2011. During September 2011, the Company executed a modification agreement for the Tulsa Loan that further extended the maturity date to March 14, 2012. However, as required by the Tulsa loan, the Company was required to market Tulsa for sale in order to extend the maturity date and therefore classified Tulsa as held-for-sale.

In accordance with ASC Topic 360, the Company reduced the carrying value of this property to its net realizable value and recorded impairment losses totaling $17,246 for the year ended December 31, 2011. The Company initially used an independent appraisal to determine the property’s fair market value and recorded a $15,149 impairment loss. Subsequently, the Company entered into a contingent contract to sell Tulsa at a sales price lower than the reduced carrying value and recorded an additional impairment loss of $2,097.

After the original contingent contract to sell Tulsa was terminated in February 2012, the Company entered into another contingent contract at an amount less than its adjusted carrying value. Accordingly, the Company recorded impairment charges totaling $20,475 during 2012.

The Company sold Tulsa on June 28, 2013 for $12,300. The Company recorded a loss on the sale of Tulsa of $2,889 and a gain on the extinguishment of the related debt of $20,171, which included both the mortgage loan and a note payable due to GPLP. In accordance with an agreement with the lenders, the net proceeds, in addition to the cash on hand, were accepted as payment in full for the $26,076 mortgage loan and the $745 in accrued interest and the borrower was released from all remaining obligations. The Company made a principal loan repayment of $11,631 from the proceeds received from the sale of Tulsa. Also, assets consisting primarily of cash on hand of $1,940 were accepted as an additional principal payment relating to the mortgage. Accordingly, the Company recognized a gain on debt forgiveness of $13,250.
Also, the Company recorded a gain of $6,921 relates to the forgiveness of the note payable due to GPLP since the proceeds from the sale of Tulsa were not be sufficient to pay the note.

Notes to Consolidated Financial Statements
(Dollars in Thousands)

4.    Mortgage Notes Payable

Mortgage notes payable consist of the following:

December 31,	2013	2012
Mortgage notes payable:
Mortgage loan on Puente bearing interest at 4.50% per annum payable in periodic payments of interest only with all outstanding principal and accrued interest due and payable on July 1, 2017. (a)	$60,000	$60,000

Mortgage note payable associated with property held-for-sale:
Mortgage loan on Tulsa bearing interest at the greater of 5.25% or LIBOR plus 4.25% (the effective rate was 5.25% at December 31, 2012) and required payments of principal and interest. (b)	$—	$26,076

(a)
On June 21, 2012, Puente LLC borrowed $60,000 to refinance the loan for Puente (the “Puente Loan”). The Puente Loan is non-recourse and is evidenced by a promissory note secured by a mortgage and assignment of rents and leases on Puente.

(b)
During March 2012, Tulsa executed several modifications to the Tulsa Loan to extend the maturity date to December 31, 2012. Prior to the modification, the Tulsa Loan matured on March 14, 2012 and was in default. The modified loan agreement cured the default, extended the maturity date and required the Company to market Tulsa for sale as discussed in Note 3 – “Impairment and Disposition Activity - Tulsa Promenade."

The future annual balloon payment on the Puente Loan is due on July 1, 2017.

5.    Tenant Accounts Receivable, Net

The Company’s tenant accounts receivable is comprised of the following components:

	2013	2012
Billed receivables	$1,173	$1,482
Straight-line receivables	846	848
Unbilled receivables	432	338
Less: allowance for doubtful accounts	(331)	(658)
Total	$2,120	$2,010

Notes to Consolidated Financial Statements
(Dollars in Thousands)

6.    Future Minimum Rental Income

The Company receives rental income from the leasing of retail shopping center space under operating leases with various expiration dates through the year 2023. The annual minimum future base rentals due under non-cancelable operating leases as of December 31, 2013 are as follows:

Year ending December 31,	Amount
2014	$11,021
2015	9,600
2016	9,105
2017	6,822
2018	5,060
Thereafter	9,561
Total	$51,169

Minimum future base rentals do not include percentage rents. Additionally, certain tenant leases require the reimbursement by the tenant of certain costs incurred in the operation of the properties.

For leases that include scheduled rent increases during the lease term, rental revenues are recognized on a straight-line basis over the lease term. Rental revenue recognized (less) more than amounts currently due under such leases totaled $(2), $(298), and $118 for the years ended December 31, 2013, 2012, and 2011, respectively.

Puente is anchored by the following tenants: 24 Hour Fitness, AMC 20 Theater (“AMC”), Burlington Coat Factory, Forever 21, H&M, Macy’s, Ross Dress for Less, Round 1, Sears, Toys “R” Us, and Warehouse Furniture Outlet. Revenue from AMC, the largest tenant, was approximately 13.9%, 11.9%, and 13.8% of total revenues during the years ended December 31, 2013, 2012, and 2011, respectively. Additionally, at December 31, 2013, and 2012, AMC's accounts receivable balance was 7.4% and 33.5% of total gross receivables, respectively. The tenant base includes national, regional and local retailers and consequently the credit risk is concentrated in the retail industry.

7.    Related Party Transactions

Glimcher Development Corporation (“GDC”), a subsidiary of GPLP, has been contracted by the Company to provide legal, leasing and development services for the Properties. GPLP also provides management services. Under provisions of the above agreements, the Company was charged the following amounts by GDC and GPLP:

For the Years Ended December 31,	2013	2012	2011
Leasing commissions	$182	$206	$94
Legal fees	96	57	41
Management fees	790	816	804
Total	$1,068	$1,079	$939

During the year ended December 31, 2009, Tulsa REIT received $5,000 through a note payable to GPLP, the proceeds of which Tulsa REIT used to pay down the mortgage loan on Tulsa.

Notes to Consolidated Financial Statements
(Dollars in Thousands)

During the year ended December 31, 2013, the recorded value of the note payable, which included accrued interest totaling $1,921, was forgiven by GPLP and written off by the Company as "Gain on extinguishment of debt" in the Consolidated Statements of Comprehensive Loss.

8.	Fair Value Measurements

The carrying values of cash and cash equivalents, restricted cash, tenant accounts receivable, accounts payable and accrued expenses are reasonable estimates of their fair values because of the short maturity of these financial instruments. Based on the discounted amount of estimated future cash flows using rates currently available to the Company for similar liabilities (4.76% and 4.73% per annum at December 31, 2013 and 2012, respectively), the fair value of Puente’s mortgage note payable was estimated to be $59,297 and $59,234 as of December 31, 2013 and 2012, respectively. Since the Tulsa Loan matured on December 31, 2012, the Company considered the fair value to be equal to the carrying value. The carrying value of the Tulsa Loan was $26,076 at December 31, 2012.

9.    Commitments

Puente LLC has a ground lease for certain outparcels at Puente that will expire in 2059. The ground lease payments are adjusted to fair market value every ten years as determined by an independent appraisal. The next independent appraisal will be performed in 2014, as scheduled. The future annual minimum ground lease payments due through September 2014 are $395. Ground lease expense was $526 for each of the years ended December 31, 2013, 2012, and 2011 and is included in “Other operating expenses” in the Consolidated Statements of Comprehensive Loss.

10.    Contingencies

The Company may be exposed to lawsuits or other claims from time to time, which arise in the ordinary course of business. The Company makes a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company is not presently involved in any material litigation.